

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2022

Oleksandr Gordieiev
Chief Executive Officer and Chief Financial Offier
BOTS, INC.
1064 Ane Ponce De Leon, Sutie 200
San Juan, Puerto Rico

  Re: BOTS, INC.
    Form 10-K For the Year Ended April 30, 2021
    Filed November 15, 2021
    File No. 000-55986

Dear Mr. Gordieiev:

  We issued comments to you on the above captioned filing on December 15, 2021. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by February 4, 2022.

  If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

  Please contact SiSi Cheng at 202-551-5004 or John Cash at 202-551-3768 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Manufacturing